FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 12, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   June 12, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT LAUNCHES 12 NEW LANGUAGE VERSIONS OF ITS TRANSPORTABLE SATELLITE TERMINAL USER INTERFACE

Vancouver, Canada – June 10th, 2008 –Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced the release of its advanced satellite acquisition and terminal control software, LinkControl™ in 12 new languages. Norsat LinkControl is now available in a total of 15 different languages: Arabic, Bahasa, Chinese (Simplified and Traditional), Dutch, English, French, German, Italian, Japanese, Korean, Polish, Portuguese, Spanish and Turkish.

“A key component of our strategy is continuing to extend our geographic reach,” Dr. Amiee Chan, President and CEO, Norsat International. “By offering LinkControl in a wide selection of languages, we believe are well positioned to capitalize on the increasing demand for mobile satellite communications worldwide.  Our LinkControl software is user-friendly and facilitates a seamless workflow, enabling us to deliver an unparalleled unified user experience.”

Norsat LinkControl software allows users to operate all aspects of a portable VSAT terminal from a single console. Encoder, modem and transmitter functions are all managed from within a single application, eliminating the need for separate control software for each of the antenna control unit, modem, encoder, solid state power amplifiers and traveling wave tube amplifiers. In addition, through LinkControl’s sophisticated satellite acquisition controller, users can orient a three axis antenna subsystem (elevation, azimuth, polarization) towards a desired satellite, in even the most adverse and challenging conditions. LinkControl relies on a combination of inputs to help ensure that the user can acquire the satellite each time an attempt is made.

A standard offering on each Norsat satellite terminal, LinkControl™ is also compatible with modems from Radyne, iDirect and Paradise and transmitters from Xicom.  Norsat plans to expand to support other modems and transmitters.

Additional information about Norsat LinkControl and other Norsat product and service offerings can be found at booth 6K1-4 at CommunicAsia in Singapore from June 17th until June 20th and at booth Q195C at Eurosatory in Paris in from June 16th until June 20th.

For further information, contact:

Pervez Siddiqui

Tel: 604-821-2850
Email: psiddiqui@norsat.com

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three months ended March 31, 2008, and the Management Discussion and Analysis for the three months ended March 31, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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